May 10, 2007

Mail Stop 4561

Dr. Michael I. Ruxin
Acting Chief Financial Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420
Lakewood, CO 80215

Re: Global Med Technologies, Inc.
        Form 10-KSB for the year ended December 31, 2006
        Filed February 23, 2007
        File No. 0-22083

Dear Dr. Ruxin:

        We have completed our review of your Form 10-KSB and related filings and do
not, at this time, have any further comments.

                                   Sincerely,

                                   Cicely LaMothe
                                   Accounting Branch Chief